LINDQUIST & VENNUM P.L.L.P.

4200 IDS CENTER 80 SOUTH EIGHTH STREET MINNEAPOLIS, MN 55402-2274 TELEPHONE: 612-371-3211 FAX: 612-371-3207	IN DENVER: 600 17TH STREET, SUITE 1800 SOUTH DENVER, CO80202-5441 TELEPHONE: 303-573-5900 FAX: 303-573-1956

ATTORNEYS AT LAW	www.lindquist.com

Ronald D. McFall

(612) 371-3551

rmcfall@lindquist.com

May 29, 2007

Sent through EDGAR

U.S. Securities and Exchange Commission
Washington, D.C. 20549-7010
Attention:	Mr. Edward M. Kelly
Senior Counsel

Re:	Millennium Ethanol, LLC
Registration Statement on Form 10
Filed April 30, 2007
File No. 0-52608

Dear Mr. Kelly:

As I indicated when we talked earlier today, our firm, Lindquist & Vennum P.L.L.P., represents Millennium Ethanol, LLC in connection with the Form 10 filing.  In addition to providing any future correspondence to Mr. Domm at Millennium Ethanol, LLC, please also direct any future correspondence regarding this matter to me, Ronald D. McFall, at Lindquist & Vennum P.L.L.P., 4200 IDS Center, 80 South 8th Street, Minneapolis, Minnesota, 55402.  I can be reached by telephone at my office number, 612-371-3551, or on my cell phone, 612-801-1820.

Thank you for your assistance.  We look forward to speaking with you in the near future as we respond to the staff’s comments.

Sincerely,

LINDQUIST & VENNUM P.L.L.P.

/s/ Ronald D. McFall

Ronald D. McFall

RDM/kap